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CUSIP NO. 45245Y105                   13G                    PAGE 1  OF 13 PAGES
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                                  iManage, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45245Y105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 pages
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CUSIP NO. 45245Y105                   13G                    PAGE 1  OF 13 PAGES
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ITEM 1(A).    NAME OF ISSUER:
              --------------
              iManage, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              -----------------------------------------------
              2121 South El Camino Real, Suite 400, San Mateo, CA 94403.

ITEM 2(A).    NAMES OF PERSONS FILING
              ------------------------
              New Enterprise Associates VIII, Limited Partnership ("NEA VIII") (the "Fund"); NEA Partners VIII, Limited Partnership ("NEA Partners VIII"), which is the sole general partner of NEA VIII, (the "GPLP"); and Stewart Alsop II ("Alsop"), Peter J. Barris ("Barris"), Nancy L. Dorman ("Dorman"), Ronald H. Kase ("Kase"),
              C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra"), Charles W. Newhall III ("Newhall") and Mark W. Perry ("Perry") (collectively, the "General Partners"). All of the General Partners are individual general partners of NEA Partners VIII. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              ------------------------------------------------------------
              The address of the principal business office of NEA VIII, NEA Partners VIII, Alsop, Dorman, Marks, Morris, Nehra, Newhall and Perry is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kase, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11911 Freedom Drive, One Fountain Square, Suite 1240, Reston, Virginia 20190.

ITEM 2(C).    CITIZENSHIP:
              -----------
              Each of NEA VIII and NEA Partners VIII is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:
              ----------------------------
              Common Stock, $.001 par value ("Common Stock").

ITEM 2(E).    CUSIP NUMBER:
              ------------
              45245Y105

ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D- 1(B) OR
              --------------------------------------------------------------
              240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
              ----------------------------------------------------------

              (a) [ ] Broker or Dealer registered under Section 15 of the
                      Securities Exchange Act of 1934 (the "Act").

              (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

              (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act.

              (d) [ ] Investment Company registered under Section 8 of the
                      Investment Company Act of 1940.

              (e) [ ] Investment Adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E).

                               Page 2 of 13 pages
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CUSIP NO. 45245Y105                   13G                    PAGE 3  OF 13 PAGES
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              (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

              (g) [ ] A Parent Holding Company, in accordance with
                      ss.240.13d-1(b)(1)(ii)(G).

              (h) [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

              (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

              (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

                    Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

ITEM 4.       OWNERSHIP.
              ----------

              (a) Amount Beneficially Owned: NEA VIII is the record owner of 1,649,389 shares of Common Stock (the "NEA VIII Shares") as of December 31, 2000. NEA Partners VIII is the record owner of 176,256 shares of Common Stock (the "NEA Partners VIII Shares") as of December 31, 2000. As the sole general partner of NEA VIII, NEA Partners VIII may be deemed to own beneficially the NEA VIII Shares. By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, NEA VIII and NEA Partners VIII may be deemed to share the power to direct the disposition and vote of the NEA VIII Shares and the NEA Partners VIII Shares for an aggregate of 1,825,645 shares (the "Record Shares").

                     As individual general partners of NEA Partners VIII, which is the sole general partner of NEA VIII, Alsop, Marks and Morris may be deemed to own beneficially the Record Shares. Barris, Dorman, Kase, Kramlich, McConnell, Nehra and Newhall each own 27 shares (the "Shares") of Common Stock individually and they may be deemed to own beneficially the Shares and the Record Shares, for a total of 1,825,672 shares. Perry is the record owner of options to acquire 100,000 shares of Common Stock, which such options are exercisable within 60 days of December 31, 2000 (the "Option Shares"). As an individual general partner in NEA Partners VIII, which is the sole general partner of NEA VIII, Perry may be deemed to own beneficially the Option Shares and the Record Shares, for a total of 1,925,645 shares.

                     NEA PRESIDENTS' FUND, L.P AND NEA GENERAL PARTNERS, L.P. HAVE CEASED TO OWN BENEFICIALLY MORE THAN FIVE PERCENT (5%) OF THE OUTSTANDING COMMON STOCK OF IMANAGE, INC.

              (b)    Percent of Class: Each Reporting Person except Perry: 7.9%.
                     Perry: 8.3%. The foregoing percentages are calculated based on the 23,159,000 shares of Common Stock reported to be outstanding as of January 5, 2001, as adjusted pursuant to Rule 13d-3(d)(1).

                               Page 3 of 13 pages
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CUSIP NO. 45245Y105                   13G                    PAGE 4  OF 13 PAGES
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              (c)    Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote: 0 shares for the Fund and the GPLP; 0 shares for Alsop, Marks and Morris; 27 shares for Barris, Dorman, Kase, Kramlich, McConnell, Nehra, and Newhall. 100,000 shares for Perry.

                     (ii)    shared power to vote or to direct the vote:
                             1,825,645 shares for the Fund, the GPLP, Alsop, Marks and Morris. 1,825,672 shares for Barris, Dorman, Kase, Kramlich, McConnell, Nehra and Newhall. 1,925,645 shares for Perry.

                     (iii) sole power to dispose or to direct the disposition of: : 0 shares for the Fund and the GPLP; 0 shares for Alsop, Marks and Morris; 27 shares for Barris, Dorman, Kase, Kramlich, McConnell, Nehra, and Newhall. 100,000 shares for Perry.

                     (iii) shared power to dispose or to direct the disposition of: 1,825,645 shares for the Fund, the GPLP, Alsop, Marks and Morris. 1,825,672 shares for Barris, Dorman, Kase, Kramlich, McConnell, Nehra and Newhall. 1,925,645 shares for Perry.

              Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              --------------------------------------------
              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
              ---------------------------------------------------------------
              Not applicable.

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
              ------------------------------------------------------------------
              THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
              -------------------------------------------------------------
              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
              ---------------------------------------------------------
              Not applicable. The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-1(b)(1)(ii)(J).

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.
              ------------------------------
              Not applicable.

ITEM 10.      CERTIFICATION.
              -------------
              Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

                               Page 4 of 13 pages
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CUSIP NO. 45245Y105                   13G                    PAGE 5  OF 13 PAGES
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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12th, 2001

NEW ENTERPRISE ASSOCIATES VIII, L.P.

By:   NEA PARTNERS VIII, L.P.

      By:                    *
          -------------------------------------
             Charles W. Newhall III
             General Partner

NEA PARTNERS VIII, L.P.

      By:                    *
           ------------------------------------
           Charles W. Newhall III
           General Partner


                  *
-------------------------------------
Stewart Alsop II

                  *
-------------------------------------
Peter J. Barris

                  *
-------------------------------------
Ronald H. Kase

                  *
-------------------------------------
C. Richard Kramlich

                  *
-------------------------------------
Arthur J. Marks

                  *
-------------------------------------
Thomas C. McConnell

                               Page 5 of 13 pages
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CUSIP NO. 45245Y105                   13G                    PAGE 6  OF 13 PAGES
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                  *
-------------------------------------
Peter T. Morris

                  *
-------------------------------------
John M. Nehra

                  *
-------------------------------------
Charles W. Newhall III


                  *
-------------------------------------
Mark W. Perry

                                         *By: /s/ Nancy L. Dorman
                                              ----------------------------------
                                              Nancy L. Dorman, in her individual
                                              capacity and as Attorney-in-Fact

--------------------------------------------------------------------------------

This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc. and on February 16, 1999 in connection with a Schedule 13G for Applied Imaging Corp. which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.

                               Page 6 of 13 pages
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CUSIP NO. 45245Y105                   13G                    PAGE 7  OF 13 PAGES
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                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT

      Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of iManage, Inc.

      EXECUTED this 12th day of February, 2001.

NEW ENTERPRISE ASSOCIATES VIII, L.P.

By:   NEA PARTNERS VIII, L.P.

      By:                    *
          -------------------------------------
             Charles W. Newhall III
             General Partner

NEA PARTNERS VIII, L.P.

      By:                    *
           ------------------------------------
           Charles W. Newhall III
           General Partner


                  *
-------------------------------------
Stewart Alsop II

                  *
-------------------------------------
Peter J. Barris

                  *
-------------------------------------
Ronald H. Kase

                  *
-------------------------------------
C. Richard Kramlich

                  *
-------------------------------------
Arthur J. Marks

                  *
-------------------------------------
Thomas C. McConnell

                               Page 7 of 13 pages
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CUSIP NO. 45245Y105                   13G                    PAGE 8  OF 13 PAGES
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                  *
-------------------------------------
Peter T. Morris

                  *
-------------------------------------
John M. Nehra

                  *
-------------------------------------
Charles W. Newhall III


                  *
-------------------------------------
Mark W. Perry

                                         *By: /s/ Nancy L. Dorman
                                              ----------------------------------
                                              Nancy L. Dorman, in her individual
                                              capacity and as Attorney-in-Fact

--------------------------------------------------------------------------------

This Agreement was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems, Inc., on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc. and on February 16, 1999 in connection with a Schedule 13G for Applied Imaging Corp. which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.

                               Page 8 of 13 pages
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CUSIP NO. 45245Y105                   13G                    PAGE 9  OF 13 PAGES
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                                                                       Exhibit 2
                                                                       ---------

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of April, 1991.

                                               /s/ Raymond L. Bank
                                               ---------------------------------
                                               Raymond L. Bank

                                               /s/ Thomas R. Baruch
                                               ---------------------------------
                                               Thomas R. Baruch

                                               /s/ Cornelius C. Bond, Jr.
                                               ---------------------------------
                                               Cornelius C. Bond, Jr.

                                               /s/ Frank A. Bonsal, Jr.
                                               ---------------------------------
                                               Frank A. Bonsal, Jr.

                                               /s/ James A. Cole
                                               ---------------------------------
                                               James A. Cole

                               Page 9 of 13 pages
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CUSIP NO. 45245Y105                   13G                    PAGE 10 OF 13 PAGES
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                                               /s/ Nancy L. Dorman
                                               ---------------------------------
                                               Nancy L. Dorman

                                               /s/ Neal M. Douglas
                                               ---------------------------------
                                               Neal M. Douglas

                                               /s/ John W. Glynn, Jr.
                                               ---------------------------------
                                               John W. Glynn, Jr.

                                               /s/ Curran W. Harvey
                                               ---------------------------------
                                               Curran W. Harvey

                                               /s/ Ronald Kase
                                               ---------------------------------
                                               Ronald Kase

                                               /s/ C. Richard Kramlich
                                               ---------------------------------
                                               C. Richard Kramlich

                                               /s/ Robert F. Kuhling
                                               ---------------------------------
                                               Robert F. Kuhling

                                               /s/ Arthur J. Marks
                                               ---------------------------------
                                               Arthur J. Marks

                                               /s/ Thomas C. McConnell
                                               ---------------------------------
                                               Thomas C. McConnell

                                               /s/ Donald L. Murfin
                                               ---------------------------------
                                               Donald L. Murfin

                                               /s/ H. Leland Murphy
                                               ---------------------------------
                                               H. Leland Murphy

                               Page 10 of 13 pages

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CUSIP NO. 45245Y105                   13G                    PAGE 11 OF 13 PAGES
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                                               /s/ John M. Nehra
                                               ---------------------------------
                                               John M. Nehra

                                               /s/ Charles W. Newhall III
                                               ---------------------------------
                                               Charles W. Newhall III

                                               /s/ Terry L. Opdendyk
                                               ---------------------------------
                                               Terry L. Opdendyk

                                               /s/ Barbara J. Perrier
                                               ---------------------------------
                                               Barbara J. Perrier

                                               /s/ C. Vincent Prothro
                                               ---------------------------------
                                               C. Vincent Prothro

                                               /s/ C. Woodrow Rea, Jr.
                                               ---------------------------------
                                               C. Woodrow Rea, Jr.

                                               /s/ Howard D. Wolfe, Jr.
                                               ---------------------------------
                                               Howard D. Wolfe, Jr.

                                               /s/ Nora M. Zietz
                                               ---------------------------------
                                               Nora M. Zietz

                               Page 11 of 13 pages
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CUSIP NO. 45245Y105                   13G                    PAGE 12 OF 13 PAGES
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                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 1994.

                                               /s/ Peter J. Barris
                                               ---------------------------------
                                               Peter J. Barris

                                               /s/ Debra E. King
                                               ---------------------------------
                                               Debra E. King

                                               /s/ Peter T. Morris
                                               ---------------------------------
                                               Peter. T. Morris

                                               /s/ Hugh Y. Rienhoff, Jr.
                                               ---------------------------------
                                               Hugh Y. Rienhoff, Jr.

                                               /s/ Alexander Slusky
                                               ---------------------------------
                                               Alexander Slusky

                                               /s/ Louis B. Van Dyck
                                               ---------------------------------
                                               Louis B. Van Dyck

                               Page 12 of 13 pages

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CUSIP NO. 45245Y105                   13G                    PAGE 13 OF 13 PAGES
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                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of February, 1999.

                                               /s/ Mark W. Perry
                                               ---------------------------------
                                               Mark W. Perry

                                               /s/ Stewart Alsop II
                                               ---------------------------------
                                               Stewart Alsop II

                               Page 13 of 13 pages